SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2007

SK Telecom Co., Ltd.
(Translation of registrant’s name into English)
11, Euljiro2-ga, Jung-gu
Seoul 100-999, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑                    Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                    Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_______

Preliminary Results of Operations (Fair Disclosure)
EXHIBIT INDEX
SIGNATURES
EX-99.1 MONTHLY FACTSHEET DATED AS OF SEPTEMBER 4, 2007

Preliminary Results of Operations (Fair Disclosure)
*The following estimates are subject to change based on the actual results of our business performance.
1. Details of Results of Operations

(Unit: in millions of Won, %)		Results of Current Period	Results of Previous Period	Increase (Decrease) from Previous Period (%)	Results of the same period in Fiscal Year ended December 31, 2006 (%)	Increase (Decrease) from the same period in Fiscal Year ended December 31, 2006 (%)
Operating Revenue	Current	—	—	—	—	—
	Total	—	—	—	—	—
Operating Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Ordinary Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Net Income	Current	—	—	—	—	—
	Total	—	—	—	—	—
Wireless Subscribers		21,459,000 (End of August 2007)	21,387,000 (End of July 2007)	0.34%	19,982,000 (End of August 2006)	7.39%
ARPU (Average Revenue per User)		Won 44,081 (July 2007)	Won 44,308 (June 2007)	(0.51%)	Won 43,968 (July 2006)	0.26%
Average Wireless Internet Revenue per User		Won 10,889 (July 2007)	Won 10,977 (June 2007)	(0.80%)	Won 11,164 (July 2006)	(2.46%)

Outgoing Voice MOU (Minutes of Usage)		199 minutes (June 2007)	211 minutes (May 2007)	(5.69%)	198 minutes (June 2006)	0.51%

2. Details of Disclosure		Information provider:		SK Telecom IR Team

		Target audience of disclosure:		Securities analysts and institutional investors.

		(Scheduled) information release date:		The above Information will be released by email or at www.sktelecom.com after this disclosure is made.

		Event (Location):		—

3. Contact Details		Person responsible for disclosure (Tel.):		Tae Jin Park, Head of IR Team (822-6100-2400)
		Inquiries relating to disclosure (Tel.):		Jinmo Kim, Manager, IR Team (822-6100-1620)
4. Other Relevant Matters:				Please refer to the attached file for details.

*Related Disclosure: —

EXHIBIT INDEX

Exhibit No.	Description
99.1	Monthly Factsheet dated as of September 4, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd. (Registrant)
By: /s/ Tae Jin Park
(Signature)
Name:	Tae Jin Park
Title:	Vice President
Date: September 4, 2007